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January 16, 2007

VIA EDGAR AND FACSIMILE—(202) 772-9218

Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jay Mumford Perry Hindin, Special Counsel Kristin Lochhead Brian Cascio
Re:	Accuray Incorporated Registration Statement on Form S-1 (Registration No. 333-138622)

Ladies and Gentlemen:

        On behalf of Accuray Incorporated ("Accuray" or the "Company"), we confirm receipt of the letter dated January 11, 2007 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing. We are responding to the Staff's comments as set forth below. The Staff's comments are set forth below in bold, followed by the Company's response. Accuray is filing pre-effective Amendment No. 2 ("Amendment No. 2") to the above referenced registration statement with this response letter. All page numbers in the responses below refer to Amendment No. 2.

The Offering, page 7

1.
We note your response to prior comment nine in our letter dated December 8, 2006. We continue to believe that the exercise of the warrants to purchase common stock immediately prior to the closing of the offering should not be assumed unless there is a firm commitment or other agreement. A warrant holder's intention to exercise the warrant would not be sufficient. Please revise.

        Accuray respectfully advises the Staff that since the filing of Amendment No. 1 to the registration statement on Form S-1, Accuray has received a firm commitment from the warrant holder to exercise his shares immediately prior to the closing of the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 37

Results of Operations, page 41

Three months ended September 30, 2005 compared to three months ended September 30, 2006, page 42

Net Revenue

2.
We reference the disclosure that you recognized the sale of none and six CyberKnife systems in the quarters ended September 30, 2005 and 2006, respectively. If you recognized the sale of no CyberKnife systems during the quarter ended September 30, 2005, please revise to disclose the nature of the $3.9 million of product revenue recorded during that period. Additionally, please describe the circumstances that resulted in the installation of eight units during the quarter ended September 30, 2005, yet no revenue was recorded.

        Accuray respectfully advises the Staff that total net revenue for the quarter ended September 30, 2005 was $3.9 million and was comprised of the following: product revenue of $0.5 million, shared ownership programs revenue of $1.7 million, services revenue of $1.0 million and other revenue of $0.7 million. Product revenue was comprised primarily of sales of software and other hardware product accessories and was not related to the sale or installation of any CyberKnife systems. Although eight systems were installed during the quarter ended September 30, 2005, no revenue was recorded since, in accordance with our revenue recognition policy and reflecting the terms of our legacy service plans, there were undelivered elements associated with these installations for which we did not have vendor specific objective evidence. Therefore, Accuray respectfully submits that no additional disclosure is required.

Certain Relationships and Related Transactions, page 106

3.
We note your response to our prior comment 23. Please tell us where you have filed the agreements you describe in your response.

        Accuray respectfully advises the Staff that (a) the International Distributor Agreement dated January 21, 2004 by and between Accuray and Chiyoda Technol Corporation was filed as Exhibit 10.26 with the filing of the registration statement on Form S-1 on November 13, 2006, (b) the Letter Agreement dated May 20, 2003 by and between Accuray and Meditec Corporation was filed as Exhibit 10.47 with the filing of Amendment No. 1 to the registration statement on Form S-1 on December 22, 2006 and (c) the CyberKnife Transfer Agreement effective as of March 6, 2006 by and between Accuray, Marubeni Corporation and Meditec Corporation is filed as Exhibit 10.48 with Amendment No. 2.

4.
We note your response to our prior comment 25. To the extent material, please describe any differences between the PMTC and your standard agreements or tell us what those provisions are and why you do not believe they are material.

        Accuray respectfully advises the Staff that the Amended and Restated International Distributor Agreement (the "PMTC Agreement") between Accuray and President Medical Technologies Co., Ltd., Inc. ("PMTC") contains many of the same provisions as Accuray's standard distributor agreements. Differences between these agreements, which Accuray does not believe to be material, include provisions which: (a) take into account the fact that PMTC was relinquishing some of its previously exclusive territory, (b) specify how PMTC must provide certain services to customers, (c) require PMTC to assist customers with obtaining financing, (d) require Accuray to contract directly with the customers for service, (e) require PMTC to notify Accuray of a need for regulatory clinical trials and that the parties consider if and how to proceed to satisfy such need, (f) allow PMTC to request the ability to sell competing products, (g) require Accuray to repurchase spare tools and parts in the event of termination, (h) require Accuray to appoint a general manager to oversee the CyberKnife business in Asia, (i) require meetings between Accuray and PMTC to monitor and manage their relationship, (j) allow for termination within a specified time of receiving regulatory clearance, (k) allow PMTC to use sub-distributors, (l) provide for the use of arbitration rather than standard judicial determination and (m) are generally in line with Accuray's standard business practices but do not usually appear in distributor agreements, such as providing training to distributors and detailing Accuray's standard warranty exclusions. Accuray respectfully submits to the Staff that it believes such terms do not create additional risks or liabilities that are material to its business.

5.
We refer to your disclosure that effective November 2006, you will assume the liabilities and obligations of the CyberKnife Society, including a consulting agreement with Dr. Adler. Please revise your filing to quantify the significant liabilities and obligations you will assume.

        Accuray respectfully advises the Staff that Dr. Adler's consulting agreement was the only significant liability and/or obligation assumed in connection with the assumption of the liabilities and obligations of the CyberKnife Society. Other liabilities and obligations assumed involved an amount of approximately $800. Accuray has revised the disclosure on page 107 to indicate that Dr. Adler's consulting agreement was the main liability and obligation assumed.

Principal and Selling Stockholders, page 110

6.
We note your response to our prior comment 30. Please identify the individuals with beneficial ownership of the shares held by the entities described in this table. For example, please identify the individual or individuals who have voting and dispositive control over the shares held by President (BVI) International Investment Holdings Ltd. and Marubeni Corporation.

        Accuray has revised the disclosure on page 110 in response to the Staff's comment.

Shares Eligible for Future Sale, page 119

7.
We note your response to our prior comment 31. Please explain why 5% of your holders are not going to be subject to the lockups. Please tell us how those holders were identified.

        Accuray respectfully advises the Staff that holders of 5% of its outstanding shares have not returned the lockup agreements in favor of the underwriters distributed in connection with the offering. Accuray supplementally confirms that it has made and continues to make efforts to obtain the outstanding lockup agreements from such stockholders. Accuray has identified stockholders who have not returned the lockup agreements by reviewing and recording each lockup agreement received. Accuray further respectfully advises the Staff that certain of these stockholders are bound by similar lockup or "market standoff" agreements in favor of Accuray.

Change in Accountants, page 125

8.
We note your response to prior comment 32 in our letter dated December 8, 2006. This comment will remain unresolved until you file the letter from your former accountant as an exhibit.

        Accuray's former accountant has confirmed that it is in the process of preparing a letter stating whether or not such accountant agrees with the disclosure in Accuray's registration statement regarding its change of accountants. Accuray supplementally confirms with the Staff that it will file such letter as Exhibit 16.1 to the registration statement once its former accountant has completed the review of such letter.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

Stock-Based Compensation, page F-17

9.
We reference the disclosure added in response to prior comment 38 in our letter dated December 8, 2006 that you engaged an unrelated third-party appraisal firm to assist in determining the fair value of common stock. While you are not required to make reference to an independent valuation, when you do so, you must include the name of the expert and provide their written consent as an exhibit to the registration statement. See Item 601(b) of Regulation S-K.

        Accuray has revised its disclosure on pages 53 and F-17 and has filed the consent of the unrelated third-party appraisal firm as Exhibit 23.3 with Amendment No. 2 in response to the Staff's comment.

Note 3. Balance Sheet Components, page F-25

Property and Equipment, page F-26

10.
Refer to prior comment 39 in our letter dated December 8, 2006. Please revise to disclose the terms under which a customer may purchase a CyberKnife system under the shared ownership program. Additionally, disclose how you account for the revenues of systems sold under this program and the amount of revenues recorded in each period as a result of such sales.

        Accuray has revised the disclosure on page F-26 in response to the Staff's comment.

* * * * *

        The Company respectfully advises the Staff that the Company currently anticipates printing preliminary prospectuses promptly after filing Amendment No. 3 to the registration statement, and plans to commence its road show as soon thereafter as practicable. In light of the Company's desired schedule, Accuray would very much appreciate the Staff's prompt review of Amendment No. 2 and this response letter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-2645.

                      Very truly yours,

                      /s/  LAURA I. BUSHNELL

                      Laura I. Bushnell
                      of Latham & Watkins LLP

cc:	Euan S. Thomson, Ph.D., Accuray Incorporated Robert E. McNamara, Accuray Incorporated
Michael W. Hall, Esq., Latham & Watkins LLP
Laura I. Bushnell, Esq., Latham & Watkins LLP
Jean-Marc Corredor, Esq., Latham & Watkins LLP
Mark L. Reinstra, Esq., Wilson Sonsini Goodrich & Rosati
Gavin McCraley, Esq., Wilson Sonsini Goodrich & Rosati